CADENCE FINANCIAL CORPORATION

September 26, 2006

VIA EDGAR

Securities and Exchange Commission

One Station Place

100 F Street, NE

Washington, D.C. 20549

Attention: Division of Corporation Finance

Re:	Cadence Financial Corporation

Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-135817),

filed on August 22, 2006.

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), Cadence Financial Corporation (the “Company”) hereby requests the withdrawal of the Company’s Registration Statement on Form S-4, (File No. 333-135817), and all amendments thereto (the “Registration Statement”). The Company has not issued and does not plan on issuing any securities under the Registration Statement since the parties to the proposed merger transaction have agreed to modify the merger consideration to all cash.

The Company believes that withdrawal of the Registration Statement is consistent with the public interests and the protection of investors as mandated by Rule 477(a). No sales of the Company’s common stock have been made pursuant to the Registration Statement.

Should you have any questions regarding this matter, please contact Mark L. Jones of Adams and Reese LLP at (713) 308-0159. Thank you for your time in this matter.

Sincerely,

/s/ Richard T. Haston
Name: Richard T. Haston Title: Chief Financial Officer

cc:	Mr. H. Roger Schwall

Mr. Bill Friar

Mr. Greg Dundas

United States Securities and Exchange Commission